UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 24, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net loss of CHF 2.1 billion in the first quarter of 2008

Net writedowns in leveraged finance and structured products of CHF 5.3 billion in 1Q08

Continued significant reduction in risk exposures during 1Q08: risk exposures declined 41% in leveraged finance, 25% in commercial mortgages

Other than the areas affected directly by the credit crisis, most of our businesses performed well in 1Q08, with revenues near or above those in 1Q07

Steady inflows in Private Banking: net new assets of CHF 17.1 billion in 1Q08, including CHF 13.5 billion in Wealth Management

Strong BIS tier 1 ratio under Basel II of 9.8% as of the end of 1Q08

Zurich, April 24, 2008 Credit Suisse Group reported a net loss of CHF 2,148 million in the first quarter of 2008, compared with net income of CHF 2,729 million in the first quarter of 2007. Net revenues on a core results basis were CHF 3,019 million in the first quarter of 2008, down 72% from the first quarter of 2007.

Brady W. Dougan, Chief Executive Officer, said: “Our first-quarter results are clearly unsatisfactory. However, during the quarter, we substantially reduced our exposures to affected areas and we will continue to do so in a disciplined fashion. Other than the areas affected directly by the credit crisis, most of our businesses performed well, with revenues near, or in some cases above, those in the first quarter of 2007. This demonstrates the benefit of our diversified global platform. Our global Wealth Management and Swiss Corporate & Retail Banking businesses sustained their strong growth momentum, with steady inflows, and in Investment Banking we had solid results in most of our businesses other than leveraged finance and structured products.”

Mr. Dougan concluded: “Credit Suisse remains well positioned in an extremely challenging environment: our capital position is strong and we will continue to manage our liquidity conservatively and control our expenses effectively. I am confident that we will continue to serve as a safe haven for clients in uncertain and volatile markets, and to seize the opportunities that arise in times of market dislocation to create long-term value.”

Media Release
April 24, 2008 Page 2/6

Financial Highlights
(in CHF million)	1Q08	4Q07	1Q07	Change in %	Change in %
				vs 4Q07	vs 1Q07
Net income/(loss)	(2,148)	540	2,729	-	-
Diluted earnings per share (CHF)	(2.10)	0.49	2.42	-	-
Return on equity	(20.8)%	5.1%	25.2%	-	-
Basel II BIS tier 1 ratio (end of period)	9.8%	10.0%1)	-1)	-	-
Core results 2)
Net revenues	3,019	6,561	10,669	(54)	(72)
Provision for credit losses	151	203	53	(26)	185
Total operating expenses	5,440	6,155	7,040	(12)	(23)
Income/(loss) before taxes	(2,572)	203	3,576	-	-
1) The Basel I BIS tier 1 ratio was 11.1% as of the end of 4Q07 and 13.2% as of the end of 1Q07.
2) Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests in which we do not have a significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income before taxes of CHF 1,324 million in the first quarter of 2008, a decrease of 8% from the first quarter of 2007.

The Wealth Management business reported income before taxes of CHF 860 million in the first quarter of 2008, down 13% from the same period of 2007. Net revenues in the first quarter of 2008 were CHF 2,313 million, down 3% from the first quarter of 2007, as an improvement in recurring revenues was offset by a decrease in transaction-based revenues. Total operating expenses grew 4% from the first quarter of 2007, primarily due to international expansion. The pre-tax income margin was 37.2% in the first quarter of 2008 compared with 41.5% in the first quarter of 2007.

The Corporate & Retail Banking business reported income before taxes of CHF 464 million in the first quarter of 2008, up 3% from the first quarter of 2007. Net revenues were strong, up 6% from the same period a year earlier, as net interest income rose slightly and total non-interest income increased 11%. Net releases of provision for credit losses were CHF 9 million, in line with the first quarter of 2007. Total operating expenses rose 8% from the first quarter of 2007, mainly driven by higher non-credit-related provisions, reflecting net releases in the first quarter of 2007. The pre-tax income margin was 44.5% in the first quarter of 2008 compared with 45.7% in the first quarter of 2007.

Investment Banking

In Investment Banking, the loss before taxes was CHF 3,460 million in the first quarter of 2008, compared with income of CHF 1,990 million in the strong first quarter of 2007, reflecting the extremely challenging market environment in 2008. Net revenues were negative CHF 489 million in the first quarter of 2008, compared with CHF 6,582 million in the first quarter of 2007. This decline was due in large part to the impact of the mortgage and credit market dislocations on the fixed income businesses. Results in the first quarter of 2008 were negatively impacted by significantly lower fixed income trading revenues compared with the first quarter of 2007, reflecting net writedowns in the leveraged finance and structured products businesses.

Media Release
April 24, 2008 Page 3/6

Other than leveraged finance and structured products, most businesses reported solid results, highlighting the importance of the bank’s ongoing revenue diversification efforts. In fixed income trading, the Investment Banking segment achieved a near-record performance in the global rates and foreign exchange businesses and strong results in emerging markets. Equity trading results in the first quarter of 2008 declined from the strong year-ago period due primarily to weak results in equity proprietary trading and in the convertibles business. These results were partly offset by a record performance in prime services and good results in the global cash businesses. Fixed income and equity trading benefited from fair value gains of CHF 1,362 million due to widening credit spreads on Credit Suisse debt. The underwriting and advisory businesses had lower revenues compared with the first quarter of 2007 in line with the decline in market activity. Total operating expenses declined 38% from the first quarter of 2007, due primarily to a decrease in compensation and benefits, reflecting the negative results.

Net writedowns and exposures in Investment Banking

Net revenues reflected net writedowns in the leveraged finance and structured products businesses of CHF 5,281 million in the first quarter of 2008. This amount included the revaluation of certain asset-backed security positions in the collateralized debt obligations trading business in Investment Banking, as announced on March 20, 2008. The following table shows Credit Suisse’s net writedowns in the first quarter of 2008 and in the full year 2007:

Net writedowns
(in CHF million)	1Q08	2007
Leveraged finance	1'681	835
Commercial mortgage-backed securities (CMBS)	848	554
Residential mortgage-backed securities (RMBS)	96	513
Collateralized debt obligations (CDO)	2'656	1'285
Total writedowns	5'281	3'187

Credit Suisse further reduced its exposures in Investment Banking in the first quarter of 2008 compared with the end of 2007, as shown in the following table. Total exposures in leveraged finance have been reduced 41% from the end of the fourth quarter of 2007 and 65% from the end of the third quarter of 2007. Total exposures in commercial mortgages have been reduced 25% from the end of the fourth quarter of 2007 and 46% from the end of the third quarter of 2007:

Exposures
(in CHF billion)	End of 1Q08	End of 4Q07	End of 3Q07	Change in % vs. 4Q07	Change in % vs. 3Q07
Leveraged finance	20.8	35.1	59.2	(41)	(65)
Commercial mortgages	19.3	25.9	35.9	(25)	(46)
Residential mortgages	5.5	8.7	16.2	(37)	(66)
CDO US subprime	0.7	1.6	2.3	(56)	(70)

Asset Management

In Asset Management, the loss before taxes was CHF 468 million in the first quarter of 2008, compared with income of CHF 257 million in the first quarter of 2007. This decrease was due primarily to net writedowns of CHF 566 million from securities purchased from our money market funds and significantly lower private equity and other investment-related gains. Net revenues were CHF 63 million in the first quarter of 2008, a decrease of 92% from the first quarter of 2007. Before the above-mentioned writedowns, net revenues in the first quarter of 2008 declined 19% from the first quarter of

Media Release
April 24, 2008 Page 4/6

2007 to CHF 629 million. Total operating expenses were up 2% from the first quarter of 2007. Before the above-mentioned writedowns, the pre-tax income margin in the first quarter of 2008 was 15.6% compared with 33.1% in the first quarter of 2007.

The fair value of our balance sheet exposure from the securities purchased from our money market funds was CHF 2.2 billion at the end of the first quarter of 2008, down CHF 1.7 billion from the end of 2007 and included CHF 232 million purchased in the first quarter of 2008.

Segment Results
(in CHF million)		1Q08	4Q07	1Q07	Change in %	Change in %
					vs 4Q07	vs 1Q07
Private	Net revenues	3,355	3,478	3,366	(4)	0
Banking	Provision for credit losses	(5)	(6)	(7)	(17)	(29)
	Total operating expenses	2,036	2,107	1,934	(3)	5
	Income before taxes	1,324	1,377	1,439	(4)	(8)
Investment	Net revenues	(489)	2,741	6,582	-	-
Banking	Provision for credit losses	156	210	61	(26)	156
	Total operating expenses	2,815	3,380	4,531	(17)	(38)
	Income/(loss) before taxes	(3,460)	(849)	1,990	308	-
Asset	Net revenues	63	354	776	(82)	(92)
Management	Provision for credit losses	0	(1)	0	-	-
	Total operating expenses	531	602	519	(12)	2
	Income/(loss) before taxes	(468)	(247)	257	89	-

Net New Assets

The Wealth Management business generated net new assets of CHF 13.5 billion in the first quarter of 2008, which represents a rolling four-quarter average growth rate of 6.0%. This reflected strong contributions from Switzerland and the Americas. Asset Management reported net new asset outflows of CHF 20.2 billion in the first quarter of 2008, primarily driven by outflows from global investment strategies, including Swiss institutional advisory and money market assets. Net new assets in alternative investments in the Asset Management segment were CHF 2.2 billion. The Group’s total assets under management were CHF 1,380.5 billion as of March 31, 2008, a decrease of 11.0% from March 31, 2007, reflecting adverse foreign exchange-related and market movements.

Benefits of the integrated bank

In the first quarter of 2008, we generated approximately CHF 1.2 billion of our net revenues on a core results basis from cross-divisional collaboration.

Strong capitalization

Following the introduction of Basel II, Credit Suisse Group’s capitalization remained strong, with a BIS tier 1 ratio of 9.8% as of March 31, 2008.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
April 24, 2008 Page 5/6

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 49,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•	the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a US or global economic downturn in 2008;
•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 1Q08.

Media Release
April 24, 2008 Page 6/6

Presentation of Credit Suisse Group’s first-quarter 2008 results via audio webcast and telephone conference

Date	Thursday, April 24, 2008

Time	10:00 CEST / 09:00 BST / 04:00 EDT

Speakers	Brady W. Dougan, Chief Executive Officer Renato Fassbind, Chief Financial Officer Wilson Ervin, Chief Risk Officer The presentations will be held in English.

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland:	+41 44 580 34 48
	Europe:	+44 1452 55 00 00
	US:	+1 866 926 5708
	Reference:	Credit Suisse Group quarterly results

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playbacks	Audio playback available approximately 2 hours after the event: www.credit-suisse.com/results

Telephone replay available approximately 2 hours after the event:
	Switzerland:	+41 41 580 00 07
	Europe:	+44 1452 55 00 00
	US:	+1 866 247 4222
	Conference ID:	42934748#

Note

We recommend that you connect approximately 10 minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are available on our website.

First Quarter Results 2008

Zurich

April 24, 2008

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended
December 31, 2007 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's first quarter report 2008.

Slide 2

          First quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 3

          First quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 4

     Private Banking continues to deliver good results
     demonstrating benefits of a diversified and
     integrated global business

     Solid results across most Investment Banking
     businesses, masked by valuation reductions
     of CHF 5.3 bn

     Active management and aggressive reduction
     of risk exposures

     Strong capital and conservative liquidity position

Well positioned to create long-term value and
seize opportunities that arise from market dislocation

    WM with asset inflows of
    CHF 13.5 bn and CRB with
    strong pre-tax income

    Very strong revenues in
    prime services, global rates
    and foreign exchange

    CMBS and leveraged finance
    exposures down 25% and
    41%, respectively

    Tier 1 ratio of 9.8%

Slide 5

Results overview

vs. 4Q07

vs. 1Q07

1Q08

Change in % from

CHF m, except where indicated

Note: Based on Core Results, i.e. excluding results from minority interests without significant interest

Slide 6

Net revenues

3,019

(72)%

(54)%

Compensation and benefits

3,245

(34)%

(6)%

Other operating expenses

2,195

3%

(19)%

Total operating expenses

5,440

(23)%

(12)%

Pre-tax income / (loss)

(2,572)

–

–

Net income / (loss)

(2,148)

–

–

Diluted EPS in CHF

(2.10)

–

–

1,439

1,990

1,377

1,324

(468)

257

(849)

(247)

(3,460)

Divisional performance overview

1) Before losses from securities purchased from our money market funds

Asset Management

Stable management and
administrative fees

Further valuation
adjustments on our money
market assets

Pre-tax income in CHF m

Investment Banking

Most businesses performed
well; some at record levels

Significant writedowns in
leveraged finance and
structured products

Private Banking

Stability of results in
challenging environment

Good asset inflows and
hiring momentum for
Relationship Managers

1Q07

4Q07

1Q08

1Q07

4Q07

1Q08

1Q07

4Q07

1Q08

1)

527

1)

98

Slide 7

Wealth Management continues to deliver good results

Client base remains strong, but market volatility
leads to cautious client behavior

Continued expansion of leading franchise

Good net new asset inflows of CHF 13.5 bn,
mainly from Switzerland and Americas

Continued good momentum in hiring
Relationship Managers

Costs contained despite ongoing investments

Pre-tax income

CHF m

1Q07

2Q07

3Q07

(13)%

(12)%

988

4Q07

1Q08

1,001

900

976

860

Slide 8

Pre-tax income margin in %

41.5

42.0

38.4

39.4

37.2

Wealth Management with stable gross margin

Net revenues and gross margin on assets under management

CHF m and basis points (bp)

1Q07

2Q07

3Q07

4Q07

1Q08

2,379

2,384

2,344

2,476

2,313

118 bp

113 bp

112 bp

117 bp

117 bp

(3)%

(7)%

Slide 9

CHF 102 m, or 6%, increase in recurring

revenues vs. 1Q07

Recurring margin up 7 bp to 85 bp vs. 1Q07

Decrease in transaction-based revenues due to

lower client activity

Transaction-based margin down 8 bp

to 32 bp YoY

Recurring revenues 73% of total revenues;

up from 66% in 1Q07

1,582

1,582

1,707

1,766

1,684

Recurring revenues

797

802

637

710

629

Transaction-based revenues

Good net new asset growth in Wealth Management

Assets under management (AuM)

CHF bn

End of
4Q07

End of
1Q08

Currency

Net new
assets

838.6

+13.5

(59.5)

Net new assets (NNA)

CHF bn

(43.2)

Market
movements

749.4

1Q07

2Q07

3Q07

15.2

4Q07

1Q08

13.3

9.7

12.0

13.5

(11)%

2.1

2.5

3.6

5.3

EMEA

APAC

Americas

Switzerland

Slide 10

Rolling four-quarter NNA growth on AuM in %

7.0

6.7

6.2

6.4

6.0

Corporate & Retail Banking achieves strong results

Pre-tax income

CHF m

1Q07

2Q07

3Q07

+3%

+16%

451

4Q07

1Q08

380

389

401

464

Slide 11

Strong results reflect solid economic

environment in Switzerland

Includes fair value gains of CHF 64 m on

a synthetic collateralized loan portfolio

Net new assets of CHF 3.6 bn from

pension funds and retail clients

Pre-tax income margin in %

45.7

39.2

39.7

40.0

44.5

Solid results across most Investment Banking businesses
masked by valuation reductions

Pre-tax income / (loss)

CHF m

Leveraged finance and structured products
businesses with combined net valuations
reductions of CHF 5.3 bn

Good progress in reducing risk exposures

Most other businesses performed well; some
at record level

1Q07

2Q07

3Q07

1,990

4Q07

1Q08

2,502

6

(3,460)

(849)

n/m = not meaningful

Slide 12

Pre-tax income margin in %

30.2

33.2

0.3

(31.0)

n/m

Fixed income revenues outside most affected areas
at same level as very strong 1Q07

Fixed income trading and debt underwriting revenues

Negative revenues in 1Q08
driven by valuation reductions
in structured products and
leveraged finance

Very strong results in
global rates and FX

Strong results in emerging
markets and proprietary trading

1Q08 further impacted by fair
value reductions of CHF 0.5 bn
on corporate loan book

(1,440)

4,325

1,226

1,659

1,647

1Q08
revenues

Add back
structured
products and
leveraged finance
revenues 1)

Deduct
1Q08 fair
value
gains on
own debt

1Q08
adjusted
revenues

1Q07
adjusted
revenues

3,132

2)

CHF m

Slide 13

1) Total structured products and leveraged finance revenues excluding valuation adjustments of CHF 709 m reported in 'Other' revenues

2) Excluding revenues from structured products and leveraged finance businesses and converted into Swiss francs applying the 1Q08 average exchange rate to adjust for foreign exchange rate impact

Equity trading with solid performance in light of market
conditions

Equity trading net revenues

CHF m

Stable client-related businesses

Good results in the global cash business
driven by higher trading volumes, increased
client flows and strong AES performance

Prime Services achieved record revenues
with strong growth in client balances and new
client mandates

Losses in equity proprietary trading compared
to a strong 1Q07

1Q07

2Q07

3Q07

(36)%

(33)%

2,171

4Q07

1Q08

2,475

1,037

2,068

1,379

AES = Advanced Execution Services, our electronic trading platform

Slide 14

Disciplined cost management in Investment Banking

Despite headcount growth, G&A expense
trend reflects focus on cost reduction

Flexibility of cost base positions us well in
current markets and going forward

Lower compensation expense reflecting
negative results

Decrease in front office headcount, driven
primarily by reductions in certain fixed income
businesses reflecting market conditions

Compensation expenses

General & administrative expenses

1Q07

2Q07

3Q07

4Q07

1Q08

827

803

864

941

748

1Q07

2Q07

3Q07

4Q07

1Q08

3,390

3,882

839

2,080

1,718

CHF m

CHF m

Slide 15

Asset Management results further impacted by losses from
money market funds and lower private equity gains

Pre-tax income

CHF m

1) Before valuation reduction from securities purchased from our money market funds

Stable asset management and administrative
fees vs. 1Q07

Lower revenues vs. 4Q07 due to lower
private equity gains and decline in
performance-related fees and assets under
management

Additional CHF 566 m losses on securities
purchased from money market funds

1Q07

2Q07

3Q07

257

4Q07

1Q08

299

45

(247)

(468)

527

98

1)

1)

191

1)

Slide 16

1)

Pre-tax income margin in %

33.1

35.1

25.8

46.7

15.6

Greater focus on strengths in Asset Management; continued
inflows in alternative assets

  Alternative
  investments
  strategies (AI)

  Multi-asset
  class solutions
  (MACS)

  Global
  investment
  strategies (GI)

Equities

Fixed income
(incl. money markets)

Active asset allocation
strategies and solutions
across all asset classes

Private equity

Real estate

Single and multi-
manager hedge funds

Other strategies

Business

AuM
1Q08

NNA
1Q08

CHF

275 bn

165 bn

160 bn

(21.1)bn

(1.3)bn

2.2 bn

NNA
2007

(29.7)bn

8.0 bn

25.3 bn

% of 2007
revenues1)

36%

24%

40%

1) Asset Management division, before private equity and other investment-related gains and securities purchased from our money market funds

600 bn

(20.2)bn

3.6 bn

Total Asset Management division

Slide 17

Stable asset management fees but lower private equity gains
and performance fees; gross margin of 40 basis points

Private equity and other investment-related gains

CHF m

Asset management fees 1)

CHF m

1Q07

2Q07

3Q07

4Q07

1Q08

128

189

59

305

(19)

QoQ reduction in AI primarily due to
semi-annual performance fees recorded in
4Q07

YoY reduction in GI and MACS in line
with lower assets under management

Reduced realizations and unrealized losses
in China-related public company
investments

1Q07

2Q07

3Q07

4Q07

1Q08

648

664

681

823

648

212

247

266

402

296

160

166

166

187

155

276

251

249

234

197

AI

MACS

GI

1) before private equity and other
investment-related gains and securities
purchased from our money market funds

1)

Slide 18

37

36

37

47

40

Gross margin  on AuM in bp

Maintained strong capital position following
transition to Basel II

4Q07

312

4Q07

1Q08

324

301

(7)%

Weakening of US dollar reduces both risk-weighted
assets and capital position

Issued CHF 1.5 bn of hybrid tier 1 capital

Reduced share repurchase activity

Strong capital base as competitive advantage

Continue to prudently manage our balance sheet,
exposures and capital

Basel II

Basel I

Risk-weighted assets and tier 1 ratio

CHF bn and %

11.1%

10.0%

9.8%

Slide 19

          First quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 20

Investment Banking:  Overview of key sectors

Business area

Change

Exposures (CHF bn)

1Q08

1Q08

Origination-
based

(exposures
  shown gross)

Trading-
based

(exposures
  shown net)

2007

4Q07

Writedowns (Net, CHF bn)

                                     (20.9)    (27.1)

Slide 21

1)

2)

3)

1) All non-agency business, including higher quality segments (Alt-A and prime); global total
2) Positions related to US subprime; long positions are CHF 12.6 bn and short positions are CHF 11.9 bn; total net US subprime exposure in IB is CHF 1.8 bn in residential mortgages and
CDO trading
3) Index hedges held in the above focus areas that reference non-investment grade, crossover credit and mortgage indices only; excludes other indices (e.g. investment grade) and single name hedges; trading hedges embedded in US subprime residential mortgages & CDO trading are included in the net exposures shown above and not included in the total for Index Hedges

Leveraged finance

20.8

35.1

(41%)

(1.7)

(0.8)

Commercial mortgages

19.3

25.9

(25%)

(0.8)

(0.6)

Residential mortgages

5.5

8.7

(37%)

(0.1)

(0.5)

of which US subprime

1.1

1.6

(31%)

CDO trading

0.7

1.6

(56)%

(2.7)

(1.3)

Total net writedowns

(5.3)

(3.2)

Index hedges

Leveraged finance exposures

Total exposure down 41% to CHF 20.8 bn,
driven primarily by sales activity

All positions fair valued based on market levels
(no “accrual” book)

Exposures at a weighted-average value
of 85% to par (vs. 94% at 4Q07)

Portfolio distribution remains US focused with
low exposure to cyclical industries

Significant amount of hedges in place

Gross exposure    (CHF bn)

Roll-forward (CHF bn)

1)  Non-investment grade exposures, at fair value

2)  Figures exclude term financing to support certain sales transactions, which amounts to CHF 2.2 bn in 1Q08 and CHF 1.3 bn in 4Q07

1Q08

4Q07

Unfunded

Funded

1Q08

2007

(CHF bn)

Slide 22

2)

1)

Unfunded commitments

13.0

24.8

Funded positions

7.5

10.0

Equity bridges

0.3

0.3

Total gross exposure

20.8

35.1

Net writedowns

(1.7)

(0.8)

Exposures 4Q07

24.8

10.0

New

1.9

–

Fundings

(6.8)

6.8

Sales, terminations,

writedowns & FX

(6.9)

(9.3)

Exposures 1Q08

13.0

7.5

Leveraged finance portfolio analysis

Portfolio is largely with large-cap companies
with stable cash flows, substantial assets and
multi-billion dollar enterprise values

US bias reflects market leadership with
financial sponsors / LBO deals

The largest 5 commitments represent 65% of
the portfolio;  remainder spread among 35
deals with an average size of CHF 205 m

Underwriting procedures require both market
approval and independent credit sign-off

High proportion (73%) of exposure is senior
secured lending

Little exposure to highly cyclical industries; no
exposure to home building, retail or auto sector

Total exposure by geography

Asia

3%

Europe

17%

US

80%

Exposure by industry sector

Specialty
chemicals 32%

Electronics 9%

Entertainment &
leisure 18%

Other 14%

Publishing
& printing 8%

Services &
leasing 11%

Telecom 8%

Slide 23

Commercial mortgage (CMBS) exposures

Gross exposure reduced by 25% to
CHF 19.3 bn during 1Q08

All positions carried at fair value, taking into
consideration prices for cash trading and
relevant indices (e.g. CMBX), as well as
specific asset fundamentals

Gross writedowns of CHF 1.3 bn in 1Q08

Portfolio breakdown remains similar to 4Q07
with good LTV protection, sector selection,
and geographic diversification

Significant amount of mortgage-related credit
hedges in place

(CHF bn)

1Q08

4Q07

Roll-forward of exposure (CHF bn)

1Q08

2007

1)  Includes both loans in the warehouse as well as securities still in syndication

(CHF bn)

Slide 24

1)

Warehouse exposure

19.3

25.9

Exposure 4Q07

25.9

New loan originations

0.8

Sales, terminations,

writedowns and FX

(7.4)

Exposure 1Q08

19.3

Net writedowns

(0.8)

(0.6)

Commercial mortgage (CMBS) portfolio analysis

Total exposure by geography

Asia

15%

Continental
Europe

52%

US

31%

Exposure by loan type

Office

44%

Retail 16%

Multifamily 12%

Other 7%

Healthcare 6%

Hotel 13%

Industrial 2%

Weighted average loan-to-value (LTV) ratio

Europe

US

Asia

Total

72

60

71

68

%

Majority of our portfolio is secured by high
quality, income-producing real estate

Development loans are less than 5% of our
portfolio and have an average LTV of 46%

Portfolio is well-diversified with solid LTV ratios

Reduced exposure to US positions due to sales
in that region

UK

2%

Slide 25

Residential mortgage (RMBS) exposure and portfolio analysis

Reduced origination activity early in crisis, and
continued to make adjustments

Early moves in Alt-A positioned us well for
expansion of market stress to that sector in 1Q08

US subprime positions reduced by 31% in 1Q08;
positions also reduced in higher quality credit
sectors (Alt-A and Prime)

Exposures are fair valued based on market levels

1Q08

2007

Net exposure    (CHF bn)

1Q08

4Q07

1) All non-agency business, including higher quality segments

1)

(CHF bn)

Slide 26

Net writedowns

(0.1)

(0.5)

US subprime

1.1

1.6

US Alt-A

1.1

2.8

US prime

0.8

1.4

Europe/Asia

2.5

2.9

Total net exposure

5.5

8.7

CDO trading exposures and portfolio analysis

1)  Positions related to US subprime; portion of exposure increase in early 1Q08
(Dec to Feb) was due to updated sensitivity estimates for certain CDO positions

2)  Cash CDO trading includes hedge positions

Significant writedowns during the quarter

P&L remained negative in March, as trading
conditions deteriorated further

Largest driver was continued stress on “basis
risks” as the hedging relationships between
long and short positions widened significantly
due to market stress
(e.g. funded long positions vs. CDS hedges)

Some initial progress made in cutting
exposures in March

2)

Exposure    (CHF bn)

1)

Long

Short

Net

1Q08

4Q07

Net exposures by type (CHF bn)

1Q08

2007

(CHF bn)

Slide 27

ABS & Indices

0.8

3.2

Synthetic ABS CDOs

(0.2)

(1.2)

Cash CDOs

0.1

(0.4)

Total net exposure

0.7

1.6

4Q07

13.6

(12.0)

1.6

1Q08

12.6

(11.9)

0.7

Net writedowns

(2.7)

(1.3)

Asset Management: money market “liftout” portfolio

Gross exposure (CHF bn)

1Q08

Securities transferred to bank balance sheet

Roll-forward of exposure (CHF bn)

4Q07

1Q08

2007

Money market funds operating normally

No material exposure to SIVs, CDOs or
US subprime remain in the funds

Portfolio experienced further losses as
market stress worsened in 1Q08

Positions marked down further to reflect
current market conditions

Positions now carried at a weighted
average value of approx. 65% to par

Portfolio reduced by 43% in 1Q08 largely
due to sales and maturities, and we
continue to focus on reducing positions
while maximizing value

(CHF bn)

Slide 28

Structured Inv. Vehicles (SIVs)

1.5

2.5

Asset Backed Securities (ABS)

0.5

1.0

Corporates

0.2

0.4

Total

2.2

3.9

of which subprime-related

0.2

0.4

Exposure 4Q07

3.9

New

0.2

Sales, maturities,

writedowns and FX

(1.9)

Exposure 1Q08

2.2

Net writedowns

(0.6)

(0.9)

78

110

95

176

194

Q1 07

Q2 07

Q3 07

Q4 07

Q1 08

12.3

11.6

13.2

12.0

11.1

Q1 07

Q2 07

Q3 07

Q4 07

Q1 08

Overall Risk Trends

ERC:  A broad measure of CS exposure,
covering credit, market & investment risks

Trend chart at right shows reductions in
overall CS risk in recent quarters.

ERC is down 17% vs. pre-crisis peak in
3Q07 (esp. in Leveraged Finance, CMBS)

VaR:  Nominal figures remain high due to
volatile data from recent market conditions

Size of trading positions remains consistent
with previous sizing when data effect is
adjusted (see chart)

P&L volatility in 1Q08 continued to be high,
and produced a number of back-testing
exceptions in the period

Not used for crisis management

ERC Trend

Broader risk measures

VaR Trend (IB trading only)

Daily average; CHF m

Quarter end; CHF bn

Positioning

Dataset / Methodology effect

Slide 29

Summary

Market conditions deteriorated in 1Q08, including significant dislocations in hedging relationships

Significant valuation reductions in 1Q08 across key exposure areas;
Credit Suisse maintained full mark to market disciplines

Credit performance remains strong

Significant hedge portfolio

Good reduction in key exposure areas continued in 1Q08

Risk levels being rebalanced to level appropriate for current market conditions

Slide 30

          First quarter 2008 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Introduction

          Brady W. Dougan, Chief Executive Officer

          Summary

          Brady W. Dougan, Chief Executive Officer

Slide 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group and Credit Suisse
Date: April 24, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group and Credit Suisse